BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company”) (B3: BRFS3; NYSE: BRFS), in connection with the Material Fact dated June 29, 2018, in which it was announced the operational and financial restructuring of the Company, hereby informs its shareholders and the general market that it formally executed the mandates with the investment banks: (i) Itaú BBA and Bradesco BBI to advise it in the sale of the assets located in Argentina and (ii) Morgan Stanley, for the assets located in Europe and Thailand.

The Company will keep the market duly informed on any material developments in relation to the content herein.

São Paulo, July 16, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer